                                                                Exhibit 11(a)(9)

            GENERAL CHEMICAL COMPLETES TENDER OFFER FOR DEFIANCE


February 12, 1999

HAMPTON, N.H.--Feb. 12, 1999--The tender offer of The General Chemical Group Inc. (NYSE:GCG) for all of the 6,003,749 shares of Defiance, Inc. (NASDAQ:DEFI) common stock outstanding at $9.50 per share expired at midnight yesterday, at which time 5,651,767 shares were validly tendered and not withdrawn.

As a result of the successful offer, Defiance will become a wholly owned subsidiary of General Chemical, and all remaining public shareholders of Defiance will be entitled to receive the same $9.50 cash price for each of their shares.


"We are pleased with the strong response to the offer," said Richard R. Russell, president and chief executive officer of General Chemical, "and we welcome Defiance to our group of companies."

The General Chemical Group is a leading producer of diversified chemicals, related services and manufactured products.